Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 8, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir / Madam,

Ref: Outcome of the Board Meeting - Intimation of the Record Date

This is in reference to the Scheme of Amalgamation and Arrangement of Dr. Reddy’s Holdings Limited (“DRHL” / “Amalgamating Company”) and Dr. Reddy’s Laboratories Limited (“DRL” / “Amalgamated Company”) and their respective shareholders (‘Scheme’), as approved by the Hon’ble National Company Law Tribunal, Hyderabad Bench (“NCLT”) vide its Order dated April 5, 2022.

The Board of Directors of the Company, at its meeting held today i.e. on April 8, 2022, have taken on record the Order, approved by the Hon’ble NCLT.

Further, the Board of Directors of the Company have fixed Friday, April 22, 2022 as the Record Date, for the issuance and allotment of its equity shares to the shareholders of the Amalgamating Company pursuant to the Scheme, in proportion to their shareholding in the Amalgamating Company.

Pursuant to such issuance and allotment, existing equity shares held by the Amalgamating Company in the Company shall stand cancelled in accordance with the terms of the Scheme.

This is for your information.

Thanking You.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC: New York Stock Exchange Inc. (Stock Code: RDY);

NSE IFSC Limited